Exhibit (a)(8)

March 22, 2007

Dear MapInfo Stockholder:

We are pleased to report that MapInfo has entered into a Merger Agreement with Pitney Bowes that provides for the acquisition of MapInfo Common Stock at a price of $20.25 per share in cash. Under the terms of the proposed transaction, Magellan Acquisition Corp., a wholly-owned subsidiary of Pitney Bowes Inc., has commenced a tender offer today for all of the outstanding shares of MapInfo Common Stock at $20.25 per share in cash. The tender offer is conditioned upon, among other things, at least a majority of MapInfo’s outstanding shares on a fully-diluted basis being tendered and the receipt of approvals or termination or expiration of any waiting periods under applicable antitrust laws.

The MapInfo Board of Directors: (1) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the Company and its stockholders; (2) approved and declared advisable the Merger Agreement and the transactions contemplated thereby; and (3) recommended that the Company’s stockholders tender their shares of MapInfo Common Stock.

In addition to the Solicitation/Recommendation Statement that accompanies this letter, also enclosed is Magellan Acquisition Corp.’s Offer to Purchase and related materials, including a Letter of Transmittal for use in tendering shares. We urge you to read the enclosed materials carefully.

The directors and management of MapInfo thank you for the support you have given MapInfo over the years.

Sincerely,

Mark P. Cattini

President and Chief Executive Officer